UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 6)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ASE TEST LIMITED
(Name of the Issuer)

ASE Test Limited
Advanced Semiconductor Engineering, Inc.

(Name of Person(s) Filing Statement)

Ordinary Shares
(Title of Class of Securities)

Y02516105
(CUSIP Number of Class of Securities)

Mr. Joseph Tung Advanced Semiconductor Engineering, Inc. Room 1901, TWTC International Trade Building, 19/F 333 Keelung Road, Section 1 Taipei 110 Taiwan, Republic of China (886-2) 8780-5489	Mr. Kenneth S. Hsiang ASE Test Limited 10 West Fifth Street Nantze Export Processing Zone Kaohsiung Taiwan, Republic of China (886-7) 363-6641

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Mark J. Lehmkuhler, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$863,922,200.58	$33,952.14

*
Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$14.78 (the proposed cash payment for each ASE Test ordinary share listed on The Nasdaq Global Market) multiplied by the sum of (x) 40,864,868 (the number of such shares outstanding as of May 30, 2008 that are subject to the transaction) and (y) 7,843,663 (the number of such shares issuable upon the exercise of options outstanding as of May 30, 2008 that have a per share exercise price lower than US$14.78), and (ii) US$0.185 (the proposed cash payment, payable in NT$ equivalent, for each ASE Test depositary share listed on the Taiwan Stock Exchange) multiplied by 778,433,040 (the number of such depositary shares outstanding as of May 30, 2008 that are subject to the transaction).

**	The payment of the filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, as amended, equals .0000393 multiplied by the Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,080.38
Form or Registration No.:	Schedule 13E-3
Filing Parties:	ASE Test Limited and Advanced Semiconductor Engineering, Inc.
Date Filed:	January 4, 2008

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) first filed on January 4, 2008, and as amended by Amendment No. 1 on January 16, 2008, Amendment No. 2 on March 6, 2008, Amendment No. 3 on March 26, 2008, Amendment No. 4 on April 2, 2008 and Amendment No. 5 on May 30, 2008, is being filed with the United States Securities and Exchange Commission (the “SEC”) by (1) ASE Test Limited, a company incorporated and existing under the laws of the Republic of Singapore (“ASE Test”), and (2) Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of Taiwan, Republic of China (“ASE Inc.”) (each, a “Filing Person”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

Item 15: Additional Information.

Item 1011(b) of Regulation M-A:

Item 15(b) is hereby amended and supplemented as follows:

On September 4, 2007, ASE Inc. and ASE Test entered into the scheme implementation agreement (the “Scheme Implementation Agreement”) pursuant to which ASE Inc. agreed to acquire the outstanding ordinary shares of ASE Test held by shareholders of ASE Test (other than ASE Inc. and its subsidiaries) by way of a scheme of arrangement under Singapore law (the “Scheme”).

At the May 6, 2008 meeting of shareholders of ASE Test convened by an Order of the High Court of the Republic of Singapore (the “Court”), the requisite majority of unaffiliated shareholders of ASE Test voted to approve and adopt the Scheme.  The Court issued an Order sanctioning the Scheme on May 22, 2008 (the “Order”), and the Scheme became effective on May 30, 2008 (the “Effective Date”), when ASE Test lodged a copy of the Order with the Accounting and Corporate Regulatory Authority of Singapore.  On June 2, 2008, ASE Inc. and ASE Test issued a joint press release announcing the effectiveness of the Scheme, which is attached hereto as an Exhibit and is incorporated by reference in its entirety into this Item 15(b).

In accordance with the terms of the Scheme and Singapore law, within 10 calendar days after the Effective Date, each ASE Test shareholder (other than ASE Inc. and its subsidiaries) will receive the following payment: (i) US$14.78 in cash, for each ASE Test ordinary share listed on The NASDAQ Global Market (“NASDAQ”) held by such ASE Test shareholder immediately prior to the effectiveness of the Scheme, and (ii) NT$5.6314 in cash (the NT$ equivalent of US$0.185 based on the exchange rate of US$1.00 = NT$ 30.440 published by the Federal Reserve Bank of New York as of 12:00 pm on May 29, 2008), for each ASE Test depositary share (representing 0.0125 ASE Test ordinary shares) listed on the Taiwan Stock Exchange (“TSE”) held by such ASE Test shareholder immediately prior to the effectiveness of the Scheme.  In addition, in connection with the Scheme, (i) each ASE Test option to acquire ASE Test ordinary shares (whether or not vested) that has a per share exercise price lower than the per share Scheme consideration of US$14.78 was deemed to have been exercised by ASE Test on behalf of the optionholder, and the ASE Test ordinary shares issued upon such mandatory exercise of the option were acquired by ASE Inc. for US$14.78 per share in cash, and as a result the optionholder will receive a cash payment equal to the excess of the per share Scheme consideration of US$14.78 over the per share exercise price of the option; and (ii) each ASE Test option to acquire ASE Test ordinary shares (whether or not vested) that has a per share exercise price equal to or higher than the per share Scheme consideration of US$14.78 was cancelled without any payment to the optionholder.  Payments to the ASE Test shareholders and optionholders were made on or about June 5, 2008 and June 6, 2008.

As a result of the Scheme, ASE Test became an indirect wholly-owned subsidiary of ASE Inc.  ASE Test ordinary shares listed on NASDAQ ceased to trade as of the close of trading on May 30, 2008, New York time.

On June 2, 2008, ASE Test filed a Form 25 with the SEC to delist ASE Test ordinary shares listed on NASDAQ and withdraw the registration of its ordinary shares under Section 12(b) of the United States Securities Exchange

Act of 1934, as amended (the “Exchange Act”).  ASE Test expects to file a Certification and Notice of Termination of Registration on Form 15 with the SEC on or about June 26, 2008 to suspend its reporting obligations under Section 15(d) of the Exchange Act.

ASE Test depositary shares listed on TSE ceased to trade as of the close of trading on May 28, 2008, Taiwan time, and will be delisted from the TSE in due course.

Item 16: Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibit:

(a)(4)  Press Release, dated June 2, 2008 (incorporated herein by reference to the reports on Form 6-K filed by ASE Test Limited and Advanced Semiconductor Engineering, Inc., respectively, on June 2, 2008)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 26, 2008

ASE Test Limited

By:	/s/ Kenneth S. Hsiang
	Name:	Kenneth S. Hsiang
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(4)	Press Release, dated June 2, 2008 (incorporated herein by reference to the reports on Form 6-K filed by ASE Test Limited and Advanced Semiconductor Engineering, Inc., respectively, on June 2, 2008)